

December 22, 2009

Via U.S. Mail and Facsimile (630-887-2344)

Michael P. Going
General Counsel
CNH Global N.V.
6900 Veterans Boulevard
Burr Ridge, IL 60527

   Re: CNH Global N.V.
     Form 20-F for the Fiscal Year Ended December 31, 2008
     Filed March 3, 2009
     File No. 1-14528
     Response Letter Filed December 7, 2009

Dear Mr. Going:

   We refer you to our comment letter dated November 9, 2009 regarding business contacts with Iran and Syria. We have completed our review of this subject matter and have no further comments at this time.

           Sincerely,

           Cecilia Blye, Chief
           Office of Global Security Risk

cc: Peggy Fisher
   Assistant Director
   Division of Corporation Finance